September 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pacific Premier Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 10-Q for the Quarterly Period Ended June 30, 2024

File No. 000-22193

Ladies and Gentlemen:

This letter sets forth the response of Pacific Premier Bancorp, Inc. (the “Company”) to the comment letter dated September 9, 2024 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Commission on February 23, 2023. and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Commission on July 26, 2024 (File No. 000-22193).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and italics followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results
Noninterest Expense, page 70

1.            Please tell us, and revise in future filings, to provide a discussion of the deposit expenses addressing the deposit earnings credit rates and how these amounts are determined. Also, address the basis for recording these expenses within noninterest expenses as opposed to reflecting these costs within deposit interest expense.

RESPONSE: The Company’s deposit earnings credit rates are comprised of two types of expenses, both of which are recorded as noninterest expense. With respect to the first type, the Company’s wholly-owned bank subsidiary, Pacific Premier Bank (the “Bank”), provides depository products and services to various homeowners’ associations (each, an “HOA”).

Many HOA’s receive property management services from management companies. In an effort to streamline processes and reduce costs, the Bank frequently contracts with such third-party management companies to provide the Bank certain administrative services related to the servicing of the HOA deposit accounts. As compensation for these administrative services, the Bank pays such third-party management companies, as vendors to the Bank, a service fee based primarily upon the number of HOA accounts for which a management company provides administrative services. As such, the Company believes that, given the nature of the vendor services, it is appropriate to treat the administrative services fees as noninterest expense (i.e., such amounts are payments for administrative services received, not the payment of interest). This first category makes up the vast majority – approximately 96.3% for the year ended December 31, 2023 - of earnings credit costs recorded by the Company.

17901 Von Karman Ave., Suite 1200, Irvine, CA 92614
PPBI.com	A Pacific Premier Bancorp, Inc. Company (NASDAQ: PPBI)

With respect to the second type of deposit earnings credit costs, the Bank offers treasury management services to its commercial clients. The Bank records the fees received for these services as noninterest income. Certain noninterest bearing deposit accounts are eligible for credits that are used to offset fees paid by the account holder for treasury management services. The amount of the credits varies depending on the average monthly balance in the eligible noninterest bearing deposit account, subject in all cases to a maximum monthly credit that does not exceed the related monthly treasury management services fees, and monthly credits may not be carried over to future periods. Given that these monthly credits are applied to noninterest bearing deposit accounts to offset certain treasury management services fees paid by the account holder that are included in noninterest income, the Company believes that it is appropriate to include these credits as noninterest expense. The amount of deposit earnings credit costs attributable to this second category is nominal – approximately 3.7% for the year ended December 31, 2023 - in comparison to the administrative services fees described in the first category of deposit earnings credit costs addressed earlier in this response.

The Company acknowledges the Staff’s comment and confirms it will revise its disclosures in future filings as requested, including to provide a discussion of the deposit expenses addressing the deposit earnings credit costs, how we refer to these costs and how these amounts are determined.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Provision for Credit Losses, page 75

2.            We note your discussion of changes in the provision for credit losses for both the three and six months ended June 30, 2024 compared to June 30, 2023. We also note your disclosure on pages 35 and 36 that the provision for credit losses on loans includes offsetting impacts and activities relating to the specifically identified loan types included within investor and business loans secured by real estate, commercial loans and retail loans. Please revise your disclosure, in future filings, to quantify and discuss the offsetting impacts and trends associated with the provision (credit) for credit losses for the individual loan types within the specified categories when comparing period-over-period changes.

RESPONSE: The Company acknowledges the Staff’s comments and confirms it will revise its disclosures in future filings as requested, including quantifying and discussing the offsetting impacts and trends associated with the provision (credit) for credit losses for the individual loan types within the specified categories when comparing period-over-period changes.

The Company believes this letter provides a complete response to the Staff’s comments letter. Please contact me directly at (949) 864-8000 if you have any questions or require additional information in connection with this letter.

Sincerely,

/s/ Ronald J. Nicolas, Jr.

Ronald J. Nicolas, Jr.

Senior Executive Vice President and Chief Financial Officer

17901 Von Karman Ave., Suite 1200, Irvine, CA 92614
PPBI.com	A Pacific Premier Bancorp, Inc. Company (NASDAQ: PPBI)